Exhibit 99.1

RoyaLand (RLNDF) Announces The Development of 3 New Mobile Games

Naples, Italy and Hamilton, Bermuda – September 16, 2026 – The RoyaLand Company Ltd. (the “Company” or “RoyaLand”) (OTCQB: RLNDF), a Bermuda holding company focused on creating immersive, fantasy-based royalty-themed games as well as ownership and growth of its Italian professional football club Savoia 1908 FC (“Savoia” or the “Club”), today announced that NipsApp Game Studios a leading VR, mobile, and immersive game development studio, with 16+ years of experience and 3,000+ delivered projects, is developing three free-to-play (F2P) mobile games to be released under the RoyaLand identity.

Three Games, One Royal Identity

NipsApp is developing three titles for iOS and Android: Regalia Cards, a multiplayer card game; Palazzo Chronicles, a match-3 and castle-building game; and Viva Verdi, a trading card game. Each game draws royal, historical, and artistic reference points, tying the titles together under a single, cohesive brand identity.

Work-in-progress images. Subject to change prior to launch.

Regalia Cards — A Royal Take on a Classic Card Game

Regalia Cards is a multiplayer trick-taking card game based on the classic 29 rules, set in a palace rendered in a regal visual style, and featuring kings, queens, thrones and gold coins. The game will offer multiplayer tables, private royal rooms, VIP palace tables, and a royal rank system with crown badges.

Palazzo Chronicles — Match-3 Meets Castle Building

Palazzo Chronicles combines match-3 puzzle gameplay with castle and garden building. Players will enjoy a complete match-3 experience with boosters and combos, a castle and garden decoration system, and story-driven progression that follows a princess restoring her family’s castle through an accompanying narrative arc.

Viva Verdi — A Risorgimento-Era Trading Card Game

Viva Verdi is a trading card game set during the Risorgimento period, featuring card battles, deck building, and card collection through packs. The game will include five campaign missions, four puzzles, and matches against AI with progression at ten difficulty levels.

Targeting an October Launch

RoyaLand is targeting the launch of all three games in October, marking a significant expansion of the Company’s presence in mobile entertainment and a further extension of its royalty-themed brand across new platforms and audiences.

Season 1 of the RoyaLand Universe

Regalia Cards, Palazzo Chronicles and Viva Verdi are designed to reach both casual and social players, and will be marketed together as “Season 1” of the RoyaLand Universe. The three mobile titles mark the first chapter in a broader entertainment ecosystem that RoyaLand is building around its royal, fantasy-based brand. RoyaLand’s goal is to begin building its audience now, rather than waiting until TheRoyal.Land, the Company’s in-development immersive online and offline fantasy-based, royalty-themed PC game, is ready to launch.

A New Chapter in RoyaLand’s Entertainment Strategy

“We are excited to announce Season 1 of the RoyaLand Universe,” said Soheil Raissi, Chief Technology Officer of RoyaLand. “Our partnership with NipsApp allows us to bring the RoyaLand identity to a new audience through mobile gaming, while staying true to the royal heritage and storytelling that define our brand. Regalia Cards, Palazzo Chronicles, and Viva Verdi each offer a distinct way to experience the House of Savoy and the Risorgimento era, and together they mark Season 1 of the RoyaLand Universe. Our goal is to build our audience and be ready, so that when our immersive fantasy-based royalty game launches, a community is already there to welcome it. We’re excited to bring all three games to players on iOS and Android this October.”

About The RoyaLand Company Ltd.

The RoyaLand Company Ltd. is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land as well as mobile and other games, and ownership and growth of its Italian professional football club Savoia 1908 FC. The Company is actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content. Bridging the virtual video game world and terrestrial soccer, Savoia 1908 FC has also completed a tournament season for its eSports team competing in EA Sports FC™ online matches.

TheRoyal.Land and the management and development of Savoia 1908 FC are being conducted in collaboration with the Company’s founder and CEO Prince Emanuele Filiberto di Savoia — the grandson of the last King of Italy — as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho (Africa), and Mecklenburg (Germany). TheRoyal.Land is intended to integrate these families’ first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

CONTACT:
investors@theroyal.land
www.TheRoyal.Land

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